Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD ASSET MANAGEMENT INC.

$••% NOTES DUE 2025

PRELIMINARY TERM SHEET

January 12, 2015

Issuer:	Brookfield Asset Management Inc.

Security:	•% Senior Unsecured Notes due January 15, 2025

Size:	Minimum US$350,000,000

Trade Date:	January 12, 2015

Expected Settlement Date:	January 15, 2015 (T+3)

Maturity Date:	January 15, 2025

Coupon:	•%

Interest Payment Dates:	July 15 and January 15, commencing July 15, 2015

Price to Public:	•%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	•%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Limitation on restricted payments Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to October 15, 2025, treasury rate plus •bp

Par Call:	At any time on or after October 15, 2025, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:

The issuer intends to use the net proceeds from this offering for general corporate purposes. Until such time as the net proceeds are used for general corporate purposes, the net proceeds may temporarily be used to reduce short term borrowings

CUSIP/ISIN:	•/•

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	•

The notes will be issued under an indenture, dated as of September 20, 1995, between Brookfield Asset Management Inc. and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee, as supplemented and amended from time to time, and as supplemented by a nineteenth supplemental indenture to be dated on or about January 15, 2015 (collectively, the “Indenture”). The foregoing is a summary of certain of the material attributes and characteristics of the notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.